SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         ROBECO-SAGE TRITON FUND, L.L.C.
                                (Name of Issuer)

                         ROBECO-SAGE TRITON FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Timothy J. Stewart
                         Robeco-Sage Triton Fund, L.L.C.
                           c/o Sage Capital Management
                                909 Third Avenue
                                   28th Floor
                            New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                                  June 5, 2006
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


 Transaction Valuation: $12,000,000.00 (a) Amount of Filing Fee: $1,284.00 (b)

(a)   Calculated as the aggregate maximum purchase price for Interests.

(b)   Calculated at $ 107.00   per $1,000,000 of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:

      Form or Registration No.:

      Filing Party:

      Date Filed:

|_|   Check  the  box  if  the   filing   relates   solely   to   preliminary
      communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.  SUMMARY TERM SHEET.

            As stated in the offering documents of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund (the "Interest" or "Interests," as the context requires) from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, eastern time, on June 30, 2006 (the "Expiration Date") unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose as of September 29, 2006 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending March 31, 2007, which the Fund expects will be completed by the end of May 2007 and the audited net asset value will be used to determine the final amount to be paid for tendered Interests.

            Members may tender their entire Interest, a portion of their Interest (defined as a specific dollar value) or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement (the "LLC Agreement")), determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest, or portion thereof being purchased (subject to adjustment upon completion of the annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.


            A repurchase fee equal to 2.00% of the value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

            If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

            The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the unaudited net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

            If a Member tenders a portion of its Interest, the Note will entitle the Member to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

            A Member that tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance of $250,000 or such other amount as is determined by the Board of Managers.

            The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Fund to have a value less than the required minimum balance. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund currently does not expect to do).

            The Offer remains open to Members until 12:00 midnight, eastern time, on June 30, 2006, the expected Expiration Date. Until this time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after July 31, 2006, if their Interest has not yet been accepted for purchase by the Fund.

            If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to SEI Investments Global Funds Services ("SEI"), at One Freedom Valley Drive, Oaks, PA 19456, Attention:
Jason O'Connor, Tender Offer Administrator, or (ii) fax it to Jason O'Connor at SEI at (484) 676-1581, so that it is received before 12:00 midnight, eastern time, on June 30, 2006. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to SEI promptly after it is faxed (although the original does not have to be received before 12:00 midnight, eastern time, on June 30, 2006). Of course, the value of the Interests will change between May 31, 2006 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Members may obtain the estimated net asset value of their Interests, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting SEI, at (610) 676-1581 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

            Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, eastern time, on June 30, 2006. Also realize that although the Offer expires on June 30, 2006, a Member that tenders its Interest will remain a Member in the Fund notwithstanding the Fund's acceptance of the Member's Interest for purchase through the Valuation Date. Accordingly, the value of a tendered interest will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2.  ISSUER INFORMATION.

            (a) The name of the issuer is Robeco-Sage Triton Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 909 Third Avenue, 28th Floor, New York, NY 10022, and the telephone number is (212) 908-9660.

            (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. As of the close of business on March 31, 2006 there was approximately $54.6 million outstanding in capital of the Fund, represented by Interests (based on the estimated unaudited net asset value of such Interests). Subject to the conditions set forth in the Offer, the Fund will purchase up to $12 million of Interests that are tendered by Members and not withdrawn as described above in
Item 1, subject to any extension of the Offer.

            (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

            (a) The name of the filing person is Robeco-Sage Triton Fund, L.L.C. The Investment Adviser of the Fund is Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 909 Third Avenue, 28th Floor, New York, NY 10022, and the telephone number is (212) 908-9660. The Fund's Managers are Timothy J. Stewart, Charles S. Crow, III, Richard B. Gross and David C. Reed. Their address is Robeco-Sage Triton Fund, L.L.C. c/o Sage Capital Management, 909 Third Avenue, 28th Floor, New York, NY 10022.

ITEM 4.  TERMS OF THIS TENDER OFFER.

            (a) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $12 million of Interests that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, eastern time, on June 30, 2006 or any later date as corresponds to any extension of the offer, in each case, the Expiration Date.

                (ii) The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

                Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a Note promptly after the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the unaudited net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date. If a Member tenders its entire Interest, the Note will entitle the Member to receive an Initial Payment in an amount equal to 90% of the unaudited net asset value of the Interest repurchased by the Fund, determined as of the date of such repurchase. Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle a Member to receive the Contingent Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2007.

                If a Member tenders a portion of its Interest, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

                A Member who tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to $250,000, or such other amount as is determined by the Board of Managers.

                Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

            A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal;
(d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

                (iii) The scheduled expiration date of the Offer is 12:00 midnight, eastern time, June 30, 2006.

                (iv) Not applicable.

                (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on the Valuation Date if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately 65 days after the Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                (vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, eastern time, June 30, 2006 and, if Interests have not yet been accepted for purchase by the Fund, at any time after July 31, 2006.

                (vii) Members wishing to tender Interests  pursuant to the Offer should mail a completed and executed Letter of Transmittal to SEI, One Freedom Valley Drive, Oaks, PA 19456, Attention: Jason O'Connor, Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to SEI, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by SEI, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to SEI by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to SEI must also send or deliver the original completed and executed Letter of Transmittal to SEI promptly thereafter.

                Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by SEI at One Freedom Valley Drive, Oaks, PA 19456, Attention: Jason O'Connor, Tender Offer Administrator or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling SEI at the telephone number indicated on page 2 of the Offer. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                (ix) If more than $12 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                (x) The purchase of Interests pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 3, 2006 and thereafter from time to time.

                (xi) Not applicable.

                (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer.

Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

            (b) The Fund has been informed that Robeco-Sage Iris Fund, Ltd. ("Iris") plans on tendering a portion of its Interest pursuant to the terms of the Offer. Except for the foregoing, to the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

            (c) Not applicable.

            (d) Not applicable.

            (e) Not applicable.

            (f) Not applicable.

ITEM 5. PAST CONTRACTS,  TRANSACTIONS,  NEGOTIATIONS AND AGREEMENTS WITH RESPECT
            TO THE ISSUER'S SECURITIES.

            The Fund's Confidential Memorandum (the "Confidential Memorandum") and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members four times each year, effective as of the last day of each calendar quarter. The Fund has previously offered to purchase Interests from Members pursuant to written tenders effective as of March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31,
2006 and June 30, 2006.

            The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
            AFFILIATE.

            (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

            (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund expects to continue to issue Interests in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 3, 2006 and as of the first business day of each month thereafter, or more or less frequently in the sole discretion of the Board of Managers.

            (c) Neither of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first business day of each month and from time to time in the discretion of the Fund), or the disposition of Interests;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the current members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the term of members of the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006 (c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $12 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

            (b) None of the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

            (c) Not Applicable.

            (d) Not Applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)  Based   on   March  31,  2006  estimated   values   Iris   owns
$9,621,312 in Interests.

            (b) Other than the acceptance of subscriptions for Interests on June 1, 2006, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

            No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

            (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

            Audited Financial Statements for the Period Ended March 31, 2004, previously filed with the SEC on Form N-CSR on June 7, 2004.

            Audited Financial Statements for the Period Ended March 31, 2005, previously filed with the SEC on Form N-CSR on June 8, 2005.

            Unaudited Financial Statements for the Period Ended September 30, 2005, previously filed with the SEC on Form N-CSR on December 8, 2005.

            (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

            (3) Not applicable.

            (4) The Fund does not have shares, and consequently does not have book value per share information.

            (b) The Fund's assets will be reduced by the amount of the tendered Interests that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

            (a) (1) None.

                (2) None.

                (3) Not applicable.

                (4) Not applicable.

                (5) None.

            (b) None.

ITEM 12. EXHIBITS.

            Reference   is  hereby  made  to  the   following   exhibits   which
collectively constitute the Offer to Members and are incorporated herein by reference:

            A.  Cover Letter to the Offer to Purchase and Letter of Transmittal.

            B.  Offer to Purchase.

            C.  Form of Letter of Transmittal.

            D.  Form of Notice of Withdrawal of Tender.

            E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ROBECO-SAGE TRITON FUND, L.L.C.



                                           By:      /s/ Timothy J. Stewart
                                                    -------------------------
                                                    Name:  Timothy J. Stewart
                                                    Title:  Principal Manager

June 5, 2006

                                  EXHIBIT INDEX

EXHIBIT

            A.  Cover Letter to the Offer to Purchase and Letter of Transmittal.

            B.  Offer to Purchase.

            C.  Form of Letter of Transmittal.

            D.  Form of Notice of Withdrawal of Tender.

            E. Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

                                    EXHIBIT A


         Cover Letter to the Offer to Purchase and Letter of Transmittal

                  [Robeco-Sage Triton Fund, L.L.C. Letterhead]

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                  AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

June 5, 2006

Dear Robeco-Sage Triton Fund, L.L.C. Member:

            We are writing to inform you of important dates relating to a tender offer by Robeco-Sage Triton Fund, L.L.C. (the "Fund"). If you are not interested in tendering your limited liability company interests in the Fund (the "Interest" or "Interests," as the context requires) at this time, please disregard this notice and take no action.

            The tender offer period will begin on June 5, 2006 and will end at 12:00 midnight, eastern time, on June 30, 2006. The purpose of the tender offer is to provide liquidity to members that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

            Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than June 30, 2006. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR INTEREST AT THIS TIME.

            All   tenders  of   Interests   must  be   received  by  the  Fund's
Administrator, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by June 30, 2006.

            If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Jason O'Connor at our Administrator at (610) 676-1581.

Sincerely,

Robeco-Sage Triton Fund, L.L.C.

                                    EXHIBIT B

                                Offer to Purchase

                         ROBECO-SAGE TRITON FUND, L.L.C.


               OFFER TO PURCHASE UP TO $12 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                               DATED JUNE 5, 2006

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                  12:00 MIDNIGHT, EASTERN TIME, JUNE 30, 2006,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Robeco-Sage Triton Fund, L.L.C.:

            Robeco-Sage Triton Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $12 million of Interests in the Fund or portions thereof pursuant to tenders by members of the Fund (the "Members") at a price equal to their unaudited net asset value as of September 29, 2006, if the Offer expires on June 30, 2006, or, if the Offer is extended, approximately 65 days after the expiration date of the Offer (in each case, the "Valuation Date"). (As used in this Offer, the term "Interest" or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the Valuation Date. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement (the "LLC Agreement").

            Members should realize that the value of the Interests tendered in this Offer likely will change between May 31, 2006 (the last time net asset value was calculated) and the Valuation Date. Members tendering their Interests should also note that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of a tendered Interest will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

            Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact SEI Investments Global Funds Services, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time). Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.


                                    IMPORTANT

            None of the Fund, its Adviser or its Board of Managers makes any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

            Because each Member's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

            This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

            Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

                      SEI Investments Global Funds Services


                Attn: Jason O'Connor, Tender Offer Administrator


                              Phone: (610) 676-1581

                               Fax: (484) 676-1581

                                TABLE OF CONTENTS

1.       BACKGROUND AND PURPOSE OF THE OFFER...................................6
2.       OFFER TO PURCHASE AND PRICE...........................................7
3.       AMOUNT OF TENDER......................................................7
4.       PROCEDURE FOR TENDERS.................................................8
5.       WITHDRAWAL RIGHTS.....................................................8
6.       PURCHASES AND PAYMENT.................................................9
7.       CERTAIN CONDITIONS OF THE OFFER......................................10
8.       CERTAIN INFORMATION ABOUT THE FUND...................................11
9.       CERTAIN FEDERAL INCOME TAX CONSEQUENCES..............................12
10.      MISCELLANEOUS........................................................12

                               SUMMARY TERM SHEET

            As stated in the offering documents of Robeco-Sage Triton Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests (the "Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, eastern time, on June 30, 2006 unless the Offer is extended (the "Expiration Date").

            The net asset value of the Interests will be calculated for this purpose as of September 29, 2006 or, if the Offer is extended, approximately 65 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2007, which the Fund expects will be completed by the end of May 2007 and the audited net asset value will be used to determine the final amount paid for tendered Interests.

            A repurchase fee equal to 2.00% of the value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

            You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance. If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement (the "LLC Agreement")), determined as of the Valuation Date.

            The Note will entitle a member of the Fund (the "Member") to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the unaudited net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

            If you tender your entire Interest, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 90% of the unaudited net asset value of the Interest (the "Initial Payment") which will be paid to you up to one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Interests, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

            The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the unaudited net asset value of the Interest tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit.

            If you tender a portion of your Interest, the Note will entitle you to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of Interest which will be paid to your account approximately one month after the Valuation Date, or if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Interests, within ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

            If you tender only a portion of your Interest you will be required to maintain a capital account balance equal to the greater of $250,000, or such other amount as is determined by the Board of Managers. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

            If we accept the tender of your entire Interest or a portion of your Interest, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not currently expect to do).

            Following this summary is a formal notice of our offer to repurchase your Interests. Our Offer remains open to you until 12:00 midnight, eastern time, on June 30, 2006, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after July 31, 2006, assuming your Interest has not yet been accepted for repurchase.

            If you would like us to repurchase your Interest or a portion of your Interest, you should: (i) mail the Letter of Transmittal, enclosed with the Offer, to Jason O'Connor at SEI Investments Global Funds Services ("SEI"), Attention: Jason O'Connor, Tender Offer Administrator, One Freedom Valley Drive, Oaks, PA 19456; or (ii) fax it to Jason O'Connor at (484) 676-1581, so that it is received before 12:00 midnight, eastern time, on June 30, 2006. IF YOU FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO JASON O'CONNOR

            PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2006).

            The value of your Interests will change between May 31, 2006 (the last time net asset value was calculated) and the Valuation Date.

            If you would like to obtain the estimated net asset value of your Interests, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact Jason O'Connor at (610) 676-1581, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

            Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, eastern time, on June 30, 2006. Also realize that although the Offer expires on June 30, 2006, you will remain a Member of the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered interest will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

            1. BACKGROUND AND PURPOSE OF THE OFFER.

            The purpose of this Offer is to provide liquidity to Members who hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management, the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members four times each year, effective as of the last day of each fiscal quarter. The Fund has previously offered to purchase Interests from Members pursuant to written tenders effective as of March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005, March 31, 2006 and
June 30, 2006. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interest of Members in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement.

            The purchase of Interests pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on July 3, 2006 and thereafter from time to time.

            Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund expects to continue to offer and issue new Interests in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of July 3, 2006 and as of the first business day of each month thereafter, but is under no obligation to do so.

            2. OFFER TO PURCHASE AND PRICE.

            Subject to the conditions of the Offer, the Fund will purchase up to $12 million of Interests that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, eastern time, on June 30, 2006 or any later date as corresponds to any extension of the Offer (in each case, the Expiration Date). The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

            As of the close of business on March 31, 2006, there was approximately $54.6 million outstanding in capital of the Fund held in Interests (based on the estimated unaudited net asset value of such Interests). Members may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting SEI at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (eastern time).

            3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for repurchase only a portion of its Interest will be required to maintain a capital account balance equal to $250,000. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.

            If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $12 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $12 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below.

            4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to SEI, One Freedom Valley Drive, Oaks, PA 19456, Attention: Jason O'Connor, Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to SEI, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by SEI, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.

            The Fund recommends that all documents be submitted to SEI via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to SEI must also send or deliver the original completed and executed Letter of Transmittal to SEI promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact SEI at One Freedom Valley Drive, Oaks, PA 19456, Attention: Jason O'Connor, Tender Offer Administrator or at the telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of SEI to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

            5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after July 31 2006, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by SEI at One Freedom Valley Drive, Oaks, PA 19456, Attention: Jason O'Connor, Tender Offer Administrator or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling SEI at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

            6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any Member will be the net asset value thereof as of the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

            Members may tender their entire Interest, a portion of their Interest (defined as a specific dollar value) or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable Note entitling the Member to receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the LLC Agreement, determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest, or portion thereof being purchased (subject to adjustment upon completion of the annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

            If a Member tenders its entire Interest, the Note will entitle the Member to receive an Initial Payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund, and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

            The Note will also entitle the Member to receive a Contingent Payment equal to the excess, if any, of (a) the unaudited net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's annual audit.

            If a Member tenders a portion of its Interest, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

            A Member that tenders for repurchase only a portion of such Member's Interest will be required to maintain a capital account balance of $250,000 or such other amount as is determined by the Board of Managers.

            Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

            The Note pursuant to which a tendering Member will receive the payment will be mailed directly to the tendering Member. Any payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

            The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $12 million, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members or from the proceeds of the sale of securities and portfolio assets held by the Fund.

            7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the Valuation Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

            The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

            8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 909 Third Avenue, 28th Floor, New York, NY 10022 and the telephone number is
(212) 908-9660. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

            None of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first business day of each month or more or less frequently in the sole discretion of the Board of Managers) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers, or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

            Based on March 31, 2006 estimated values Robeco-Sage Iris Fund, Ltd. ("Iris") owns $9,621,312 in Interests.

            The Fund has been informed that Iris plans on tendering a portion of its Interest pursuant to the terms of the Offer. Except for the foregoing, to the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

            Other than the acceptance of subscriptions for Interests on June 1, 2006, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser or any Manager.

            9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

            In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in the Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in the Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

            10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

            The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting SEI at the address and telephone number set forth on page 5 or from the SEC's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 - 0508.

                                     ANNEX A

            The following financial statements were previously filed with the SEC and mailed to Members:

            Audited Financial Statements for the Period Ended March 31, 2004 filed on Form N-CSR with the SEC on June 7, 2004.

            Audited Financial Statements for the Period Ended March 31, 2005 filed on Form N-CSR with the SEC on June 8, 2005.

            Unaudited Financial Statements for the Period Ended September 30, 2005 filed on Form N-CSR with the SEC on December 8, 2005

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                                    Regarding

                                    Interests

                                       in

                         ROBECO-SAGE TRITON FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase

                               Dated June 5, 2006


--------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

             AT, 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2006, AND
                       THIS LETTER OF TRANSMITTAL MUST BE

             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
                 ON JUNE 30, 2006 UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

          COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN OR DELIVER TO:

                      SEI Investments Global Funds Services
                            One Freedom Valley Drive
                                 Oaks, PA 19456
                Attn: Jason O'Connor, Tender Offer Administrator


                           For additional information:


                              Phone: (610) 676-1581
                               Fax: (484) 676-1581

Ladies and Gentlemen:

            The undersigned hereby tenders to Robeco-Sage Triton Fund, L.L.C. (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited liability company interest in the Fund (the "Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated June 5, 2006 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

            The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

            The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby.

            A promissory note for the purchase price will be mailed to the undersigned. The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund. The promissory note will also reflect the contingent payment portion of the purchase price (the "Contingent Payment"), if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of September 29, 2006 or, if the Offer is extended, approximately 65 days after the expiration date of the Offer, as described in Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2007, the Fund's fiscal year end, and will be paid promptly thereafter.

            All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.


PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:


SEI INVESTMENTS GLOBAL FUNDS SERVICES, ONE FREEDOM VALLEY DRIVE, OAKS, PA 19456,
ATTN: JASON O'CONNOR, TENDER OFFER ADMINISTRATOR.

FOR ADDITIONAL INFORMATION: PHONE: (610) 676-1581 FAX: (484) 676-1581.


PART 1.  NAME AND ADDRESS:

         Name of Member: _______________________________________________________

         Social Security No.

         or Taxpayer

         Identification No.: ____________________________

         Telephone Number:   (_______)___________________

PART 2.  AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING
         TENDERED:

         [  ]   Entire limited liability company interest.


         [  ]   Portion of limited liability company interest  expressed as a specific dollar value. (A minimum interest with a value greater than: $250,000, or such other amount as is determined by the Board of Managers.


                                       $_________________


         [  ]   Portion of limited  liability  company  interest in excess of the Required Minimum Balance.

                *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.  PAYMENT.

         CASH PAYMENT

         Cash Payments shall be wire transferred to the following account:



                        ---------------------------------
                                  Name of Bank

                        ---------------------------------
                                 Address of Bank

                        ---------------------------------
                                   ABA Number

                        ---------------------------------
                                 Account Number


                        ---------------------------------
                        Name Under Which Account Is Held


         PROMISSORY NOTE

         The promissory note reflecting both the initial portion of the purchase price and balance due, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

PART 4.  SIGNATURE(S).

  -------------------------------------------------- ------------------------------------------

  FOR INDIVIDUAL INVESTORS                           FOR OTHER INVESTORS:
  AND JOINT TENANTS:



  ------------------------------------------         ------------------------------------------

  Signature                                          Print Name of Investor

  (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED


  ON SUBSCRIPTION AGREEMENT)



  ------------------------------------------         ------------------------------------------

  Print Name of Investor                             Signature

                                                     (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED

                                                     ON SUBSCRIPTION AGREEMENT)



  --------------------------------------------       ------------------------------------------

  Joint Tenant Signature if necessary                Print Name of Signatory and Title

  (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED

   ON SUBSCRIPTION AGREEMENT)



  --------------------------------------------       ------------------------------------------

  Print Name of Joint Tenant                         Co-signatory if necessary

                                                     (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED

                                                     ON SUBSCRIPTION AGREEMENT)



                                                     ------------------------------------------

                                                     Print Name and Title of Co-signatory


  -------------------------------------------------- ------------------------------------------

  Date: ________________________


                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                         ROBECO-SAGE TRITON FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase

                               Dated June 5, 2006



--------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

             AT 12:00 MIDNIGHT, EASTERN TIME, ON JUNE 30, 2006, AND
                       THIS NOTICE OF WITHDRAWAL MUST BE

             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
                ON JUNE 30, 2006, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                      SEI Investments Global Funds Services
                            One Freedom Valley Drive
                                 Oaks, PA 19456
                Attn: Jason O'Connor, Tender Offer Administrator

                           For additional information:


                              Phone: (610) 676-1581

                               Fax: (486) 676-1058

Ladies and Gentlemen:


            The undersigned wishes to withdraw the tender of its limited liability company interest in Robeco-Sage Triton Fund, L.L.C. (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _______________________.

This tender was in the amount of:

            [  ]   Entire limited liability company interest.

            [  ]   Portion of limited liability company interest  expressed as a specific dollar value. $____________.


            [  ]   Portion of limited  liability  company  interest in excess of the Required Minimum Balance.


            The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

  -------------------------------------------------- ------------------------------------------

  FOR INDIVIDUAL INVESTORS                           FOR OTHER INVESTORS:
  AND JOINT TENANTS:



  ------------------------------------------         ------------------------------------------

  Signature                                          Print Name of Investor

  (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED


  ON SUBSCRIPTION AGREEMENT)



  ------------------------------------------         ------------------------------------------

  Print Name of Investor                             Signature

                                                     (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED

                                                     ON SUBSCRIPTION AGREEMENT)



  --------------------------------------------       ------------------------------------------

  Joint Tenant Signature if necessary                Print Name of Signatory and Title

  (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED

   ON SUBSCRIPTION AGREEMENT)



  --------------------------------------------       ------------------------------------------

  Print Name of Joint Tenant                         Co-signatory if necessary

                                                     (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED

                                                     ON SUBSCRIPTION AGREEMENT)



                                                     ------------------------------------------

                                                     Print Name and Title of Co-signatory


  -------------------------------------------------- ------------------------------------------

  Date: ________________________


                                    EXHIBIT E

          Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.


THIS LETTER IS BEING SENT TO YOU IF YOU  TENDERED  YOUR  ENTIRE  INTEREST IN THE
FUND.


Dear Member:


            Robeco-Sage Triton Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest ("Interest") in the Fund.

            Because you have tendered and the Fund has purchased your entire investment, you have been paid a note ("Note"). The Note entitles you to receive 90% of the purchase price based on the unaudited net asset value of the Fund as of September 29, 2006 (the "Valuation Date"), or the applicable date if the offer is extended, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ____________ , approximately one month after the Valuation Date, unless the Valuation Date of the Interests has changed or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

            The  terms  of the  Note  provide  that a  contingent  payment  (the
"Contingent Payment") representing the balance of the purchase price, if any, will be paid to you after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2007, and is subject to a fiscal year end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year end audit according to the terms of the tender offer. We expect the audit to be completed by the end of May 2007.

            Should you have any questions, please feel free to contact the Fund's Administrator, SEI Investments Global Funds Services, at (610) 676-1581.

                                            Sincerely,


                                            Robeco-Sage Triton Fund, L.L.C.

Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.


Dear Member:

            Robeco-Sage Triton Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest ("Interest") in the Fund.


            Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note ("Note"). The Note entitles you to receive payment of 100% of the purchase price based on the unaudited net asset value of the Fund as of September 29, 2006 (the "Valuation Date"), in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ___________, approximately one month after the Valuation Date, unless the Valuation Date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

            You remain a member of the Fund with respect to the portion of your Interest in the Fund that you did not tender.

            Should you have any questions, please feel free to contact the Fund's Administrator, SEI Investments Global Funds Services, at (610) 676-1581.


                                            Sincerely,


                                            Robeco-Sage Triton Fund, L.L.C.

Enclosure

                                       2